Mail Stop 3561

									October 20, 2005


Mr. Marcello Bottoli
President and Chief Executive Officer
Samsonite Corporation
11200 East 45th Avenue
Denver, CO 80239

      Re:	Samsonite Corporation
      Form 10-K for the Fiscal Year Ended January 31, 2005
      Filed April 29, 2005
      Form 8-K filed June 8, 2005
      File No. 0-23214

Dear Mr. Bottoli:

	We have reviewed your response letter filed on October 4,
2005
to our comment letter dated September 12, 2005 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.


Form 10-K for the Fiscal Year Ended January 31, 2005

Critical Accounting Policies, page 27

1. We have reviewed your response to comment 5 in our letter dated September 12, 2005 and continue to believe that you should discuss the $3.9 million inventory obsolescence charge within the notes to your financial statements. Although the charge did not significantly impact gross margin percentage, the charge was material to your net loss for the year ended January 31, 2005. Please confirm that you will disclose the amount of and circumstances surrounding this charge and any other similar material one-time charges in the notes to your financial statements.



(1) Summary of Significant Accounting Policies, page F-7

2. We have reviewed your response to comment 6 in our letter dated September 12, 2005. Given the factors you identified to conclude that gross presentation was more appropriate for your "shop-in-shop" sales, please tell us the basis for initially recognizing these revenues on a net basis. Please also tell us whether there were any changes in your "shop-in-shop" arrangements that prompted the accounting change. If the reclassification was akin to a correction of an error, please confirm as such in your response.
3. We have reviewed your response to comment 8 in our letter dated September 12, 2005, noting that you exclude freight-out from cost of goods sold. Please disclose your policy for classifying shipping and handling costs in the statements of operations. If shipping and handling costs are significant and are not classified in cost of goods sold, disclose the amount of these costs and the line item(s) that include them. See EITF 00-10. In your response, please quantify the amounts of warehousing and freight-out expenses included in selling, general and administrative expenses for each of the historical periods presented.
(2) Refinancing, Recapitalization and Convertible Preferred Stock, page F-11

4. We have reviewed your response to comment 11 in our letter dated
September 12, 2005, noting that the total value of the consideration given up was substantially less than the carrying value of the 13 7/8% redeemable preferred stock. Please tell us the circumstances that led to the exchange transaction and the reasons why the holders of the 13 7/8% preferred shares agreed to accept consideration considerably below the carrying value of their shares. Also tell us in detail how you determined that May 1, 2003, as opposed to the July
31, 2003 closing date, was the commitment date for all of your convertible preferred stock issuances, as discussed in Issues 4 and 5 in EITF 00-27. In this connection, we note that the market price of your common stock increased $0.27/share between May 1, 2003 and July
31, 2003 and that you had not reached enforceable agreements with all involved parties as of May 1, 2003. It appears a beneficial conversion feature would have been applicable had you used a July 31,
2003 commitment date.
(16) Other Income (Expense) - Net, page F-28

5. We have reviewed your response to comment 16 in our letter dated
September 12, 2005 and do not believe you have adequately supported your position that foreign currency transaction gains and losses are properly excluded from operating income. Absent compelling evidence that income and losses on your foreign currency transactions are unrelated to transactions made during the ordinary course of your operations, we believe that the gains and losses should be classified in operating income. Please tell us whether the underlying transactions which generate your foreign currency transaction gains and losses are transactions entered during the ordinary course of your operations, for example, in buying and selling products. If you continue to believe that your current income statement classification is appropriate, please advise us in detail as to the basis for your position. Otherwise please tell us how you intend to revise your filings.

Form 8-K filed June 8, 2005

6. We have reviewed your response to comment 19 in our letter dated
September 12, 2005. Please provide us with an example of the reconciliation you intend to provide in future filings. We do not require that you populate the sample reconciliation with any amounts.
A table that breaks out each potential line item will suffice. Please ensure that each excluded item is shown as a separate line item.


      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Andrew Blume (Staff Accountant) at (202)
551-
3254 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-
3716
with any other questions.


								Sincerely,



									William Choi
									Accounting Branch
Chief

Mr. Marcello Bottoli
Samsonite Corporation
October 20, 2005
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